An-Yen Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

June 13, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jan Woo
Mitchell Austin
Stephen Krikorian
Diane Fritz

Re:	Health Catalyst, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 20, 2019
CIK No. 0001636422
Ladies and Gentlemen:
This letter is submitted on behalf of Health Catalyst, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 20, 2019 (the “Draft Registration Statement”), as set forth in your letter dated June 5, 2019 addressed to J. Patrick Nelli, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 69

1.	We note your response to prior comment 3. Please revise your disclosure to describe the changes to your pricing model and to discuss any known trends, events or uncertainties

Securities and Exchange Commission
June 13, 2019

related to the changes to your pricing model that are reasonably expected to have material effects on your financial condition or results of operations. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, consider Section III.B of SEC Release No. 33-6835.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Draft Registration Statement to briefly describe additional reasons for the overall revenue increase, including the contractual, annual escalators. The Company has also revised the disclosure on page 78 of the Amended Draft Registration Statement to add an additional key factor affecting its performance specific to refining its pricing based on the introduction of new analytics applications and services. The Company has also clarified that the introduction of new pricing will only impact new customers. Existing customers paying higher technology access fees is the result of contractual, annual escalators as opposed to the introduction of new pricing.
Measurable Improvement Occurs, page 76

2.
You state in your response to prior comment 8 that you group multiple years into one cohort because of the small number of customers within each cohort. Please revise to disclose the number of customers included in each cohort. In addition, provide a discussion related to the reason(s) why there were lower documented measurable improvements during the twelve months ended March 31, 2019 for the 2017-2018 cohort compared to the 2015 and 2016 cohort and the pre-2015 cohort.

RESPONSE: In response to the Staff’s comment, the Company has revised page 76 of the Amended Draft Registration Statement to disclose the number of customers in each cohort and provide a discussion related to the reason why there were lower documented measurable improvements during the twelve months ended March 31, 2019 for the 2017 and 2018 cohort compared to the 2015 and 2016 cohort and the pre-2015 cohort due to the general acceleration of measurable improvements with individual customers over time.
Health Catalyst, Inc. Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies Contracts with Multiple Performance Obligations, page F-13

3.
You state in your response to prior comment 13 that you provided revised disclosure to more clearly describe the types of products or services for which standalone selling prices are not directly observable. However, we are unable to locate this disclosure and, therefore, reissue the comment.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 99, F-13 and F-14 of the Amended Draft Registration Statement to more clearly describe the types of products or services for which standalone selling prices are not directly observable.
[Signature Page Follows]

Securities and Exchange Commission
June 13, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3185.
Sincerely,

/s/ An-Yen Hu

An-Yen Hu

cc:	J. Patrick Nelli, Health Catalyst, Inc.
Daniel Orenstein, Health Catalyst, Inc.
Richard A. Kline, Goodwin Procter LLP
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Charles S. Kim, Cooley LLP
Shawn Goff, Ernst & Young LLP

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